UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of May 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes      No  X

JOINT NEWS RELEASE

213/03

KING LETSIE III VISITS FREEGOLD

ARMgold and Harmony make substantial contribution to education in Lesotho

Johannesburg, 8 May 2003 – ARMgold and Harmony (which will soon be merged to become the new Harmony Gold) today hosted the King of Lesotho, Letsie III, at the company’s flagship Freegold joint venture in the Free State goldfields. The event was graced by dignitaries such as the honourable Minister of Minerals and Energy, Phumzile Mlambo-Ngcuka, Premier of Free State Province Winkie Direko and the executive mayors.

Speaking at an event at the Nyala stadium at Freegold held in honour of the King, ARMgold Executive Chairman Patrice Motsepe, announced that ARMgold and Harmony would be making a substantial grant of R1 million towards education in Lesotho through the Royal Education Fund.

“Lesotho has for many years been a major labour-sending area for the gold mines in South Africa. We at ARMgold, together with our partners at Harmony, decided that we needed to invest in the people of Lesotho who have made an enormous contribution to the gold mining industry in this country. By making a contribution specifically to education we not only foster the success of a new generation of youngsters in Lesotho, but in so doing we recognise the contribution made by their fathers and forefathers to the South African mining industry.”

Harmony Chief Executive Bernard Swanepoel commented that “Contributing to the education of the people and communities that support our industry is one of the fundamental pillars of the Mining Charter which we wholeheartedly endorse. This is just one example of the cooperation between ARMgold and Harmony which we will be able to build on in the future as the new Harmony Gold plays a significant role in the upliftment of the people in the Free State region as well as those areas from which we traditionally draw our employees.”

ENDS

Queries:
Ikaneng Director Matlala on 082 806 2123

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott
Name: Frank Abbott
Title: Chief Financial Officer